UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Receives Permanent J-Code for ZYNLONTA® (J9359) from U.S. Centers for Medicare & Medicaid Services

LAUSANNE, Switzerland, April 4, 2022 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, announced today that a permanent J-code, J9359, has been issued for ZYNLONTA® by the U.S. Centers for Medicare & Medicaid Services (CMS) effective as of April 1, 2022.

J-codes are permanent reimbursement codes used by commercial insurance plans, Medicare, Medicare Advantage, and other government payers for Medicare Part B injectable drugs like ZYNLONTA that are administered by a physician. Claims submission and documentation are simplified with a permanent J-code, facilitating and streamlining the billing and reimbursement process.

The permanent J-code for ZYNLONTA, J9359 (Injection, loncastuximab tesirine-lpyl, 0.075 mg), took effect April 1, 2022. The permanent J-code is also published online on the CMS website here.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA® (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: April 4, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel